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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of August, 2007

                         Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                          Tte. Gral. Juan D. Peron 456
                       (C1038AAJ) Buenos Aires, Argentina
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]             Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

================================================================================

                                    FORM 6-K

                           Commission File No. 0-30852

MONTH FILED                  EVENT AND SUMMARY                      EXHIBIT NO.
------------   ------------------------------------------------   --------------
August, 2007   Financial  Results  for the  Registrant for the          99.1
               quarter ending June 30, 2007.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  GRUPO FINANCIERO GALICIA S.A.
                                                  (Registrant)


Date: August 15, 2007                              By: /s/Antonio Garces
                                                      --------------------------
                                                  Name:  Antonio Garces
                                                  Title: Chief Executive Officer

                                  EXHIBIT 99.1

(Buenos Aires, Argentina, August 9, 2007) - Grupo Financiero Galicia S.A. ("Grupo Galicia", "GFG") (Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its consolidated financial results for the second quarter of fiscal year 2007, ended June 30, 2007.

NET INCOME FOR THE QUARTER ENDED JUNE 30, 2007

Net income for the quarter ended June 30, 2007 was Ps. 12.6 million. This result was mainly generated by our participation in Banco de Galicia y Buenos Aires S.A. (the "Bank") and by the income from our participation in Sudamericana Holding. Net income per share was Ps. 0.010, equivalent to Ps. 0.10 per ADS.

The Bank's net income for the quarter was Ps. 7.7 million, and its adjusted net income, which excludes the amortization of the legal injuctions (amparos) and the adjustment to the valuation of public-sector assets was Ps. 42.7 million.

During the quarter the Bank showed an increase in its operating income, related to the significant increase in deposits and the expansion of its exposure to the private sector and the reduction in its exposure to the public sector.

The table below shows per-share result information, based on Grupo Galizia's financial statements.

                                                               In pesos
                                            -----------------------------------------------
                                              FY 2007     FY 2006     six months ended at:
                                            -----------  ----------  ----------------------
                                                2 Q         2 Q
EARNINGS PER SHARE                            06/30/07    06/30/06    06/30/07    06/30/06
------------------------------------------  -----------  ----------  ----------  ----------
Total Average Shares (in thousands)           1,241,407   1,241,337   1,241,407   1,241,372
Total Shares Outstanding (in thousands)       1,241,407   1,239,793   1,241,407   1,239,793
Book Value per Share                              1.291       1.344       1.291       1.344
Book Value per ADS (*)                           12.910      13.440      12.910      13.440
Earnings per Share                                0.010       0.044      (0.004)      0.032
Earnings per ADS (*)                              0.100       0.440      (0.040)      0.320

(*) 1 ADS = 10 ordinary shares

Grupo Galicia's net income for the quarter represents an annualized return of 0.60% on average assets and of 3.16% on average shareholders' equity.

                                                              Percentages
                                            -----------------------------------------------
                                              FY 2007     FY 2006     six months ended at:
                                            -----------  ----------  ----------------------
                                               2 Q          2 Q
PROFITABILITY                                06/30/07     06/30/06    06/30/07    06/30/06
------------------------------------------  -----------  ----------  ----------  ----------
Return on Average Assets (*)                       0.60        1.02        0.08        0.42

                                                              Percentages
                                            -----------------------------------------------
                                              FY 2007     FY 2006     six months ended at:
                                            -----------  ----------  ----------------------
                                               2 Q          2 Q
PROFITABILITY                                06/30/07     06/30/06    06/30/07    06/30/06
------------------------------------------  -----------  ----------  ----------  ----------
Return on Average Shareholders Equity (*)          3.16       13.34       (0.69)       4.93

(*) Annualized

NET INCOME BY BUSINESS

The table below shows the breakdown of net income by business.

"Income from stake in Sudamericana Holding" line includes the results from our interest in such company as of March 31, 2007.

"Income from stake in other companies" includes the results from our interests in Net Investment, Galicia Warrants and Galval.

The "Deferred tax adjustment" line shows the income tax charge determined by Banco Galicia's subsidiaries in accordance with the deferred tax method. This adjustment was not performed in Banco Galicia because Argentine Central Bank regulations do not contemplate the application of the deferred tax method.

The "Other income GFG" line includes Ps. 2.8 million of financial income and Ps.
3.5 million of administrative expenses.

                                                          In millions of pesos
                                            -----------------------------------------------
                                                    FY 2007            Six months ended at:
                                            -----------------------  ----------------------
NET INCOME BY BUSINESS                         2nd. Q      1st. Q      06/30/07    06/30/06
------------------------------------------  -----------  ----------  ----------  ----------
Income from stake in Banco Galicia (93.6%)          7.2       (33.9)      (26.7)      (24.4)
Income from stake in Sudamericana
 Holding(87.5%)                                     3.6         3.9         7.5         4.6
Income from stake in other companies                0.3         0.1         0.3         0.4
Deferred tax adjustment                             2.5         3.2         5.7         4.4
Adjustment of treasury shares                         -           -           -        (3.1)
Other Income GFG                                   (0.9)       13.5        12.7        90.0
Income tax                                         (0.1)       (4.9)       (5.0)      (31.8)

Net Income for the period                          12.6       (18.1)       (5.5)       40.1

CAPITAL INCREASE OF BANCO GALICIA

On July 27, 2007, Grupo Financiero Galicia exercised its preemptive rights and subscribed for 93.6 million shares of the Bank, the consideration for which was paid on August 2, 2007. Such consideration consisted of i) US$ 102.2 million face value of negotiable obligations issued by the Bank due in 2014 for 58.5 million shares and ii) cash for 35.1 million shares.

In order to pay for a portion of the new shares with cash, on July 24, 2007 Grupo Financiero Galicia entered into a loan agreement with Merrill Lynch International, for an amount of US$80 million; US$18 million will be paid on the first anniversary of the borrowing date and the remaining US$62 million on July 24, 2009. The interest rate for the first year is 7.75% per annum and 3-month-Libor plus a 3.5% spread per annum for the second year. Interest is paid on an annual basis.

For the portion of the shares paid with the negotiable obligations, the Bank accounted a Ps. 27 million profit in August due to the fact that the price of the negotiable obligations was lower than the face value. Grupo Financiero Galicia will receive part of this accounting profit according to its new participation in the Bank. The payment of the shares with negotiable obligations did not have an impact on Grupo, as their book value was equal to the price accepted for the capital increase.

After the capital increase, Grupo Financiero Galicia holds 94.66% of the shares of the Bank, up from 93.6%.

CONFERENCE CALL

On Monday, August 13, 2007, at 11:00 A.M. Eastern Standard Time (12:00 A.M. Buenos Aires Time), GFG will host a conference call to review this results.

The call-in number is:  (719) 457-2659

If you are unable to participate in the call, a replay will be available from Monday, August 13, 2007, at 2:00 P.M. Eastern Standard Time until Friday, August, 17, 2007, at 12:00 P.M. Eastern Standard Time dialing (719) 457-0820, pass code: 1357047.

--------------------------------------------------------------------------------
This report is a summary analysis of the Grupo Galicia's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia's press release (www.bancogalicia.com.ar) and GFG's financial statements, as well as with all other material periodically filed with the Comision Nacional de Valores (www.cnv.gov.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar), Bolsa de Comercio de Cordoba and Nasdaq (www.nasdaq.com). Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.
--------------------------------------------------------------------------------

GRUPO FINANCIERO GALICIA S.A.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA(*)

                                                                                 In millions of pesos
                                                       ------------------------------------------------------------------------
                                                         06/30/07       03/31/07       12/31/06       09/30/06       06/30/06
                                                       ------------   ------------   ------------   ------------   ------------
CASH AND DUE FROM BANKS                                     2,057.8        2,062.6        2,294.8        1,629.4        1,334.9

GOVERNMENT AND CORPORATE SECURITIES                         3,571.2        2,272.4        3,188.6        3,456.4        4,241.5

LOANS                                                       9,910.9       10,712.8       10,525.0       11,157.3       10,767.9

OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE        3,378.5        3,841.0        5,442.0        7,187.0        6,166.8

EQUITY IN OTHER COMPANIES                                      42.2           40.5           35.6           64.4           63.1

BANK PREMISES AND EQUIPMENT, MISCELLANEOUS AND
 INTANGIBLE ASSETS                                          1,250.5        1,263.3        1,264.2        1,229.9        1,200.2

OTHER ASSETS                                                1,065.2        1,005.9          894.4          731.7          741.4

TOTAL ASSETS                                               21,276.3       21,198.5       23,644.6       25,456.1       24,515.8

DEPOSITS                                                   12,438.8       11,858.1       10,779.4       10,412.7        9,703.3
- Non-Financial Government Sector                             202.7           79.7           63.9           62.7           66.0
- Financial Sector                                            156.1          153.9          154.3          199.3          315.3
- Non-Financial Private Sector and Residents Abroad        12,080.0       11,624.5       10,561.2       10,150.7        9,322.0
  - Current Accounts                                        2,439.2        2,080.1        1,982.8        1,790.9        1,754.6
  - Savings Accounts                                        2,816.8        2,647.5        2,442.9        2,367.8        2,307.7
  - Time Deposits                                           6,433.8        6,536.0        5,789.3        5,638.0        4,915.9
  - Investment Accounts                                         5.5            5.6            4.0            4.0            0.1
  - Other                                                     232.7          209.8          211.3          222.7          206.4
  - Accrued interest and quotation differences
     payable                                                  152.0          145.5          130.9          127.3          137.3

OTHER BANKS AND INTERNATIONAL ENTITIES                        361.6          446.6        1,125.3        1,136.7          999.9

NEGOTIABLE OBLIGATIONS                                      3,686.4        3,511.2        3,587.0        3,294.7        3,572.0

OTHER LIABILITIES                                           3,011.3        3,626.4        6,377.2        8,754.0        8,423.0

MINORITY INTERESTS                                            175.3          165.9          167.2          157.9          150.7

TOTAL LIABILITIES                                          19,673.4       19,608.2       22,036.1       23,756.0       22,848.9

SHAREHOLDERS' EQUITY                                        1,602.9        1,590.3        1,608.5        1,700.1        1,666.9

INFLATION AND EXCHANGE RATE
Retail Price Index (%)(**)                                     1.61           2.23           2.57           2.09           1.94
Wholesale Price Index (%)(**)                                  5.37           1.75           0.68           1.29           2.58
C.E.R. (%)(**)                                                 1.91           2.52           2.46           1.65           2.65
Exchange Rate ($/U$S)(***)                                   3.0908         3.1007         3.0695         3.1043         3.0848

(*) Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
(**) Variation within the quarter.
(***) Last working day of the quarter. Source B.C.R.A. - Comunique 'A' 3500 - Reference Exchange Rate

GRUPO FINANCIERO GALICIA S.A.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA(*)

                                                                        In millions of pesos
                                                        ----------------------------------------------------
QUARTER ENDED:                                          06/30/07   03/31/07   12/31/06   09/30/06   06/30/06
-----------------------------------------------------   --------   --------   --------   --------   --------
FINANCIAL INCOME                                           451.8      476.9      428.7      514.3      631.6
- Interest on Cash and Due From Bank                         2.0        3.7        0.6        0.3        0.0
- Interest on Loans to the Financial Sector                  0.2        2.3        1.0        0.6        0.7
- Interest on Overdrafts                                    25.1       19.6       21.0       20.6       15.9
- Interest on Notes                                         61.4       59.8       58.1       51.5       48.2
- Interest on Mortgage Loans                                22.2       20.6       20.3       19.0       16.2
- Interest on Pledge Loans                                   2.8        2.5        2.2        2.0        4.1
- Interest on Credit Card loans                            101.6       90.7       89.6       65.2       65.4
- Interest on Other Loans                                   42.7       40.1       36.5       27.1       22.5
- Net Income from Government and Corporate Securities       66.9       35.5      (66.5)      66.7      154.2
- On Other Receivables Resulting from Financial
   Brokerage                                                 7.4       10.3       34.7       48.1       45.0
- Net Income from Guaranteed Loans-Decree 1387/01           20.1       30.3       46.6       51.9       43.5
- Adjustment by application of adjusting index              45.2       89.9      149.5      121.4      181.6
- Other                                                     54.2       71.6       35.1       39.9       34.3

FINANCIAL EXPENSES                                         263.0      354.5      442.7      408.0      453.0
- Interest on Demand Accounts Deposits                       4.0        4.1        4.2        5.1        5.4
- Interest on Saving Accounts Deposits                       1.5        1.4        1.2        1.2        1.0
- Interest on Time Deposits                                119.0      114.6      106.5       89.0       66.1
- Interest on Loans from Financial Sector                    1.0        1.3        1.4        1.1        1.4
- For other Liabilities resulting from Financial
   Brokerage                                                69.2       91.6       87.1       67.8       80.6
- Interest on Subordinated Negotiable Obligations           23.2       23.2       22.0       22.5       17.8
- Other interest                                             1.3       42.3       38.4       43.2       41.4
- Adjustment by application of adjusting index               8.2       43.2      126.7      121.8      182.3
- Other                                                     35.6       32.8       55.2       56.3       57.0

GROSS BROKERAGE MARGIN                                     188.8      122.4      (14.0)     106.3      178.6

PROVISIONS FOR LOAN LOSSES                                  36.8       49.4       26.3       20.6       34.5

INCOME FROM SERVICES, NET                                  220.4      200.0      192.8      173.6      158.6

ADMINISTRATIVE EXPENSES                                    304.3      276.2      278.3      253.4      227.1
- Personnel Expenses                                       160.7      144.2      146.3      128.6      124.3
- Directors' and Syndics' Fees                               1.6        1.7        2.0        1.8        1.2
- Other Fees                                                 9.6        8.1        9.9        9.5        9.7
- Advertising and Publicity                                 26.9       24.3       26.0       25.3       12.3
- Taxes                                                     14.7       13.6       15.0       13.1       11.2
- Other Operating Expenses                                  66.3       62.3       58.1       55.1       51.9
- Other                                                     24.5       22.0       21.0       20.0       16.5

MINORITY INTEREST                                           (8.7)       4.6       (1.3)      (7.3)      (6.7)

INCOME FROM EQUITY INVESTMENTS                               0.1        0.3       (1.2)       2.6       (9.9)

NET OTHER INCOME                                           (29.5)       6.4       49.6       57.2       32.2

INCOME TAX                                                  17.4       26.2       13.5       25.2       36.8

NET INCOME                                                  12.6      (18.1)     (92.2)      33.2       54.4

(*) Grupo Financiero Galicia, consolidated with subsidiary companies (Art. 33 - Law 15990).